UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2020

On February 4, 2021, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2020. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2020	3Q 2020	% Change Increase (Decrease) (Q to Q)	4Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	15,093,914	10,533,000	43.30	9,230,463	63.52
	Cumulative	55,623,822	40,529,908	—	47,169,682	17.92
Net operating profit	Specified Quarter	769,893	1,416,525	(45.65)	773,052	(0.41)
	Cumulative	4,615,992	3,846,099	—	4,490,649	2.79
Profit before income tax	Specified Quarter	795,156	1,570,874	(49.38)	749,091	6.15
	Cumulative	4,761,632	3,966,476	—	4,533,986	5.02
Profit for the period	Specified Quarter	576,647	1,194,220	(51.71)	535,117	7.76
	Cumulative	3,502,281	2,925,634	—	3,313,199	5.71
Profit attributable to shareholders of the parent company	Specified Quarter	577,228	1,166,583	(50.52)	534,700	7.95
	Cumulative	3,455,151	2,877,923	—	3,311,828	4.33

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2020	3Q 2020	% Change Increase (Decrease) (Q to Q)	4Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	6,987,024	4,000,617	74.65	3,194,040	118.75
	Cumulative	24,519,818	17,532,794	—	21,166,968	15.84
Net operating profit	Specified Quarter	503,510	911,296	(44.75)	606,768	(17.02)
	Cumulative	3,151,137	2,647,627	—	3,328,119	(5.32)
Profit before income tax	Specified Quarter	553,395	867,866	(36.23)	594,036	(6.84)
	Cumulative	3,131,823	2,578,428	—	3,318,472	(5.62)
Profit for the period	Specified Quarter	415,437	646,804	(35.77)	432,358	(3.91)
	Cumulative	2,319,519	1,904,082	—	2,439,079	(4.90)
Profit attributable to shareholders of the parent company	Specified Quarter	415,817	635,624	(34.58)	432,358	(3.83)
	Cumulative	2,298,195	1,882,378	—	2,439,079	(5.78)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2020	3Q 2020	% Change Increase (Decrease) (Q to Q)	4Q 2019	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,086,157	1,466,448	42.26	1,610,521	29.53
	Cumulative	9,999,213	7,913,056	—	8,088,988	23.62
Net operating profit (loss)	Specified Quarter	136,809	232,566	(41.17)	66,630	105.33
	Cumulative	578,796	441,987	—	360,468	60.57
Profit (Loss) before income tax	Specified Quarter	118,142	280,718	(57.91)	64,023	84.53
	Cumulative	593,236	475,094	—	398,557	48.85
Profit (Loss) for the period	Specified Quarter	88,701	208,448	(57.45)	48,231	83.91
	Cumulative	433,951	345,250	—	290,071	49.60
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	88,693	208,442	(57.45)	48,229	83.90
	Cumulative	433,926	345,233	—	290,057	49.60

Note: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2020, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

Declaration of Cash Dividends by KB Financial Group

On February 4, 2021, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW1,770 per common share (total dividend amount: KRW689,652,772,950), subject to shareholder approval.

The record date is December 31, 2020, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group. The date of the annual meeting of shareholders of KB Financial Group will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the annual general meeting of shareholders.

The total number of common shares that are eligible for payment of dividends is 389,634,335 shares.

Declaration of Cash Dividends by Kookmin Bank

On February 3, 2021, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW2,270 per common share (total dividend amount: KRW917,940,593,320), subject to shareholder approval.

The record date is December 31, 2020, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 25, 2021.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

Declaration of Cash Dividends by KB Securities

On February 3, 2021, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW435 per common share (total dividend amount: KRW130,000,000,000), subject to shareholder approval.

The record date is December 31, 2020, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 24, 2021. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending the results of the audit by KB Securities’ independent auditors and the approval at the annual general meeting of shareholders of KB Securities.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 4, 2021, KB Financial Group reported changes in its revenue and profit as described below.

Key Details

(Won in thousands)	FY 2020	FY 2019	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	55,623,822,626	47,169,681,811	8,454,140,815	17.92
- Net operating profit	4,615,992,565	4,490,648,813	125,343,752	2.79
- Profit from continuing operations before income tax	4,761,632,504	4,533,985,890	227,646,614	5.02
- Profit for the period	3,502,281,656	3,313,198,880	189,082,776	5.71
Other Financial Data
- Total assets	610,728,437,016	518,538,116,921
- Total liabilities	567,366,978,246	479,418,791,876
- Total equity	43,361,458,770	39,119,325,045
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	2,074.2	1,871.2

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 4, 2021, KB Financial Group reported changes in the revenue and profit of Kookmin Bank as described below.

Key Details

(Won in thousands)	FY 2020	FY 2019	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	24,519,819,514	21,166,968,392	3,352,851,122	15.84
- Net operating profit	3,151,136,692	3,328,119,497	(176,982,805)	(5.32)
- Profit from continuing operations before income tax	3,131,822,441	3,318,472,709	(186,650,268)	(5.62)
- Profit for the period	2,319,518,439	2,439,079,051	(119,560,612)	(4.90)
Other Financial Data
- Total assets	438,444,114,262	387,425,038,232
- Total liabilities	408,036,040,336	358,420,805,903
- Total equity	30,408,073,926	29,004,232,329
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1,503.9	1,434.5

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by Kookmin Bank’s independent auditors.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 4, 2021, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details

(Won in thousands)	FY 2020	FY 2019	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	9,999,213,095	8,088,988,173	1,910,224,922	23.62
- Net operating profit	578,796,038	360,468,324	218,327,714	60.57
- Profit from continuing operations before income tax	593,236,070	398,556,837	194,679,233	48.85
- Profit for the period	433,951,364	290,071,004	143,880,360	49.60
Other Financial Data
- Total assets	57,558,666,553	47,763,650,588
- Total liabilities	52,560,646,447	43,143,339,372
- Total equity	4,998,020,106	4,620,311,216
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	334.7	309.4

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 4, 2021	By:	/s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer